Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2021 and 2020. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2021 (the “2020 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the 2020 Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	the length and number of off-hire periods and dependence on third-party managers;
●	business disruptions due to natural disasters and health catastrophes, such as the recent outbreak of Covid-19; and
●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2020 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”) and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,”) and
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”), collectively with Secondone, Thirdone, Fourthone, Seventhone, and Eighthone the “Vessel-owning companies”).

Tenthone Corp. was recently formed to acquire the 2013 built MR which is expected to be delivered to the Company in July 2021. It is anticipated that the vessel will be named Pyxis Karteria.

The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of July 8, 2021, two of the vessels in our fleet were employed in time charters, and three in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Special Survey and Drydocking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the promissory note we issued in favor of Maritime Investors Corp., which is more fully described under the section entitled “Liquidity, Debt and Capital Structure”. Except for the interest payments under our promissory note, which was restructured effective June 17, 2021 and the prior loan for the Eighthone, which was paid-off in full on March 30, 2021, both based on fixed rates, the interest rate under our debt agreements is linked to the one and three month LIBOR rates. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, presented in the tables below, have been derived from our unaudited interim consolidated financial statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2020, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2020 Annual Report.

Statements of Comprehensive Loss Data	Three Months ended March 31,
(In thousands of U.S. Dollars, except per share data)	2020	2021
Revenues, net	$6,635	$5,242
Voyage related costs and commissions	(1,682)	(961)
Vessel operating expenses	(2,728)	(2,508)
General and administrative expenses	(564)	(642)
Management fees, related parties	(181)	(149)
Management fees, other	(238)	(194)
Depreciation and amortization of special survey costs	(1,144)	(1,192)
Gain from the sale of vessel, net	7	-
Loss from debt extinguishment	-	(458)
Gain from financial derivative instrument	3	-
Interest and finance costs, net	(1,318)	(1,141)
Net loss	$(1,210)	$(2,003)

Dividend Series A Convertible Preferred Stock	-	(85)
Net loss attributable to common shareholders	$(1,210)	$(2,088)

Loss per common share, basic and diluted	$(0.06)	$(0.07)
Weighted average number of shares, basic and diluted	21,420,697	29,217,976

Balance Sheets Data	December 31,	March 31,
(In thousands of U.S. Dollars)	2020	2021

Total current assets	$5,405	$19,266
Total other non-current assets	4,011	3,943
Total fixed assets, net	83,774	82,683
Total assets	93,190	105,892
Total current liabilities	8,300	9,591
Total non-current liabilities	55,331	45,425
Total stockholders’ equity	$29,559	$50,876

Statements of Cash Flows Data	Three Months ended March 31,
(In thousands of U.S. Dollars)	2020	2021

Net cash used in operating activities	$(7,564)	$(151)
Net cash provided by investing activities	13,141	-
Net cash (used in) / provided by financing activities	(6,460)	15,177
Change in cash and cash equivalents and restricted cash	$(883)	$15,026

Fleet data	Three Months ended March 31,
	2020	2021
Ownership days (1)	455	450
Available days (2)	455	450
Operating days (3)	416	394
Utilization % (4)	91.4%	87.6%
Daily time charter equivalent rate (5)	$11,917	$10,865
Average number of vessels (6)	5.1	5.0
Number of vessels at period end	5	5
Weighted average age of vessels at period end (7)	7.9	8.9

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily Time Charter Equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the three-month periods ended March 31, 2020 and 2021:

	Three Months ended March 31, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2020	2021
Revenues, net	$6,635	$5,242
Voyage related costs and commissions	(1,682)	(961)
Time charter equivalent revenues(1)	$4,953	$4,281

Operating days for fleet (2)	416	394

Daily TCE rate (1), (2)	$11,917	$10,865

(1)	Subject to rounding; please see “Non-GAAP Measures and Definitions” above.
(2)	Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type basis for the three-month periods ended March 31, 2020 and 2021:

(Amounts in U.S. Dollars)		Three Months Ended March 31,
		2020*	2021
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,676	13,679
	Opex	5,915	6,324
	Utilization%	97.3%	100.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	14,875	10,856
	Opex	6,664	6,660
	Utilization %	100.0%	100.0%
Small Tankers: (2 of our vessels)
	TCE	5,603	6,785
	Opex	4,962	4,278
	Utilization %	81.3%	68.9%
Fleet: (5 vessels) *
	TCE	11,917	10,865
	Opex	5,683	5,573
	Utilization %	91.4%	87.6%

* Pyxis Delta, a standard MR, was sold on January 13, 2020, and has been excluded from the calculations for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

Results of Operations

Three months ended March 31, 2021 and 2020

The average number of vessels in our fleet was 5.0 and 5.1 for the three months ended March 31, 2021 and 2020, respectively.

●	Revenues, net: Revenues, net of $5.2 million for the three months ended March 31, 2021, represented a decrease of $1.4 million, or 21.0%, from $6.6 million in the comparable period of 2020, primarily due to lower chartering activity.

●	Voyage related costs and commissions: Voyage related costs and commissions of $1.0 million for the quarter ended March 31, 2021, represented a decrease of $0.7 million, or 42.9%, compared to $1.7 million for the same period in 2020. The decrease was primarily a result of a decline in spot activity for our MRs from 29 days during the three months ended March 31, 2020 to four days during the comparable period in 2021. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

●	Vessel operating expenses: Vessel operating expenses of $2.5 million for the three months ended March 31, 2021, represented a decrease of $0.2 million, or 8.1%, compared to the same period in 2020 mainly attributed to the sale of Pyxis Delta that occurred in January 2020.

●	General and administrative expenses: General and administrative expenses of $0.6 million for the quarter ended March 31, 2021 were 13.8% higher than the same period in 2020 primarily due to higher professional fees at the time.

●	Management fees: For the three months ended March 31, 2021, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.3 million in aggregate, or 18.1% lower than in the 2020 period due to the elimination of one vessel.

●	Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2021, increased slightly due to three vessel drydockings completed in the second half of 2020

●	Depreciation: Depreciation of $1.1 million for the three months ended March 31, 2021, was flat compared to the same period in 2020.

●	Gain from the sale of vessel, net: During the period ended March 31, 2020, we recorded a nominal gain from the sale of Pyxis Delta. No such gain was recorded for the comparable quarter in 2021.

●	Interest and finance costs, net: Interest and finance costs, net, for the three months ended March 31, 2021 of $1.1 million, represented a decrease of $0.2 million or 13.4% from the period in 2020. The decrease was primarily attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2020.

●	Loss from debt extinguishment: For the three months ended March 31, 2021 we have recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, both of which are associated with the loan on the Pyxis Epsilon that was refinanced at the end of the most recent quarter. No such loss was recorded for the three months ended March 31, 2020.

Cash Flows

Our principal sources of funds for the three months ended March 31, 2021, have been our cash from our financing activities. Our principal uses of funds have been working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of March 31, 2021, amounted to $16.6 million, compared to $1.6 million as of December 31, 2020. We define working capital as current assets minus current liabilities. As of March 31, 2021, we had working capital of $9.7 million compared to the working capital deficit of $2.9 million as of December 31, 2020. On February 24, 2021, we completed a private placement of common stock which resulted in net proceeds of $23.3 million, a portion of which was used during the most recent period to reduce trade payables and to refinance the Eighthone loan (see below).

Operating Activities

●

Net cash used in operating activities was $0.2 million for the three months ended March 31, 2021, compared to $7.6 million of net cash used in operating activities for the same period in 2020. There were a number of factors driving the decrease in the net cash used in operating activities from $7.6 million used last year to $151,000 this year. During the three months ended March 31, 2021, aggregate movements in current assets and liabilities increased cash by $0.1 million largely attributable to $0.3 million collection of trade accounts receivable and $0.6 million reduction in due from related parties, aggregating $0.9 million. This was partially offset by a reduction in hire collected in advance of $0.7 million. During the three months ended March 31, 2020, aggregate movements in current assets and liabilities decreased cash by $7.6 million largely attributable to payments of $5.9 million to related parties and $0.9 million of trade accounts payable.

Investing Activities

●	Net cash provided by investing activities during the three months ended March 31, 2021, was nil. Whereas the same period in 2020 reflected an aggregate $13.1 million in total net proceeds from the sale of Pyxis Delta of $13.2 million offset by $0.1 million of payments made for the ballast water treatment installation in Pyxis Malou, that was completed in 2019.

Financing Activities

●	Net cash provided by financing activities was $15.1 million for the three month period ended March 31, 2021, which mainly reflected the aggregate of $24.8 million of debt principal payments, including the prepayment of the Eighthone’s $24 million loan with Entust Permal (the “Credit Facility”), a new $17 million loan facility for Eighthone secured by the Pyxis Epsilon, the private placement of common stock of $23.3 million in net proceeds, exercise of common stock warrants of $0.2 million, Series A Preferred Stock dividend payments of $0.1 million and upfront payment of $0.4 million in fees for the new Eighthone loan. For the three months ended March 31, 2020, net cash used in financing activities of $6.5 million mainly reflected debt prepayments of the loan facility secured by the Pyxis Delta and Pyxis Theta as a result of the sale of the Pyxis Delta.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2020 Annual Report for the year ended December 31, 2020 and Note 7 to our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2021 and 2020 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by Covid-19, we expect that our future liquidity requirements should relate primarily to:

●	our operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	vessel acquisitions.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, possible sale of our small tankers, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of March 31, 2021 we had a working capital surplus of $9.7 million, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through cash generated from operations and by managing our working capital requirements, including vessel acquisitions. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We continue to pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for Northsea Alpha and Northsea Beta. On April 29, 2021, we announced that we have entered into a definitive agreement with an unaffiliated third party to purchase a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase price of $20 million is expected to be funded by a combination of bank debt and cash. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

While we pay cash dividends on our outstanding Series A Convertible Preferred Stock, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On May 14, 2019, we entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone’s Credit Facility in September 2023, b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. After the repayment restrictions have been lifted per the Credit Facility, at our option, we may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. On January 4 and April 2, 2021, we issued 64,446 and 47,827 common shares, respectively, to settle the interest charged on the Amended & Restated Promissory Note.

On July 8, 2020, Seventhone (owner of the Pyxis Theta) entered into a $15,250 secured loan agreement with a new lender, Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility. The five-year loan bears interest at LIBOR plus a margin of 3.35% per annum. The principal obligation amortizes in 20 consecutive quarterly installments of $300 each, the first falling due in October 2020, and the last installment accompanied by a balloon payment of $9,250 due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. As of the date of this filing, the outstanding loan was $14.7 million.

On February 24, 2021, we closed an equity private placement with a group of investors, which resulted in gross proceeds to the Company of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We used a portion of the net proceeds from the offering for the repayment of outstanding indebtedness and some of the remaining proceeds for the vessel acquisition previously mentioned. The securities offered and sold by us in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021.

On March 30, 2021, the $24 million Credit Facility for the Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, was prepaid. The interest rate on this loan with Entrust Permal was 11% per annum. Upon repayment of this loan in full, we incurred a loss on debt extinguishment of approximately $0.5 million containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment. On that date, we completed the refinancing of a previous Credit Facility with a new $17 million secured loan which has an interest rate of Libor plus 3.35% and is repayable over 5 years. Approximately $7.275 million in cash was also used in this refinancing. This loan refinancing with Alpha Bank resulted in an interest rate savings of approximately 7.5% per annum with scheduled principal amortization of $1.2 million per year. As of March 31, 2021, the outstanding loan is $17.0 million.

Upon repayment of the Credit Facility, the maturity date for the Amended & Restated Promissory Note became March 30, 2022. The existing Amended and Restated Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment on June 17, 2021 of $1 million in principal and $0.4 million for accrued interest, b) conversion on June 17, 2021 of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, payable quarterly in cash, thereafter.

On May 14, 2021, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $250.0 million. The registration statement was declared effective by the SEC on May 25, 2021.

On July 9, 2021, we signed a loan agreement for the acquisition of the product tanker previously mentioned with a European bank to provide a $13.5 million secured loan which is repayable over seven years. The facility is priced at Libor plus 4.8%. We have posted a $3 million deposit for the acquisition and will use available cash to fund the balance of the vessel purchase price and associated working capital. It is anticipated that the acquisition, which is subject to customary closing conditions, will be completed by mid- July 2021.

As of June 30, 2021, we had 38,316,854 issued and outstanding common shares, 141,186 Series A Preferred Shares and 1,590,540 warrants (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per share, respectively, and 2,000 Series A Preferred Stock purchase warrants which have an exercise price of $24.92 per share). As of the date of this filing, Mr. Valentis beneficially owned 18,688,919 or approximately 48.8% of our outstanding shares.

As of March 31, 2021, there was no amount available to be drawn down by the Company under its existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is primarily linked to the one and three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our unaudited interim consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020 included elsewhere herein.

Fleet Information (as of July 8, 2021)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of Charter	Charter Rate (per day) (1)	Earliest Redelivery Date
Pyxis Epsilon	SPP* / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	$13,250	Jan 2022
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$12,000	July 2021
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

 *SPP is SPP Shipbuilding Co., Ltd.

(1)	These are gross charter rates and do not reflect any commissions payable.
(2)	Pyxis Theta is contracted with a charterer’s option to extend the charter at $15,000 per day for an additional six months, plus/minus 30 days.

pYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2020 and March 31, 2021 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	December 31, 2020	March 31, 2021 (unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,620	$16,613
Inventories	4	681	486
Trade accounts receivable		672	352
Less: Allowance for credit losses		(9)	(9)
Trade accounts receivable, net		663	343
Due from related parties	3	2,308	1,680
Prepayments and other assets		133	144
Total current assets		5,405	19,266

FIXED ASSETS, NET:
Vessels, net	5	83,774	82,683
Total fixed assets, net		83,774	82,683

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		2,417	2,450
Deferred charges, net	6	1,594	1,493
Total other non-current assets		4,011	3,943
Total assets		$93,190	$105,892

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$3,255	$4,453
Promissory note, current portion	3	—	1,000
Trade accounts payable		3,642	3,429
Hire collected in advance		726	—
Accrued and other liabilities		677	709
Total current liabilities		8,300	9,591

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	50,331	41,425
Promissory note, net of current portion	3	5,000	4,000
Total non-current liabilities		55,331	45,425

COMMITMENTS AND CONTINGENCIES		—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 141,186 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and March 31, 2021, respectively)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 37,177,965 shares issued and outstanding as at December 31, 2020 and March 31, 2021, respectively)	8	22	37
Additional paid-in capital	8	79,692	103,079
Accumulated deficit		(50,155)	(52,240)
Total stockholders’ equity		29,559	50,876
Total liabilities and stockholders’ equity		$93,190	$105,892

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-2

PYXIS TANKERS INC.

Unaudited Consolidated Statements of Comprehensive Loss

For the three–month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Three Months Ended	Three Months Ended
	Notes	March 31, 2020	March 31, 2021

Revenues, net	13	$6,635	$5,242

Expenses:
Voyage related costs and commissions	3	(1,682)	(961)
Vessel operating expenses		(2,728)	(2,508)
General and administrative expenses	3	(564)	(642)
Management fees, related parties	3	(181)	(149)
Management fees, other		(238)	(194)
Amortization of special survey costs	6	(49)	(101)
Depreciation	5	(1,095)	(1,091)
Gain from the sale of vessel, net		7	—
Operating income / (loss)		105	(404)

Other income / (expenses):
Gain from financial derivative instrument	10	3	—
Loss from debt extinguishment	7	—	(458)
Interest and finance costs, net	12	(1,318)	(1,141)
Total other expenses, net		(1,315)	(1,599)

Net loss		$(1,210)	$(2,003)

Dividend Series A Convertible Preferred Stock		—	(85)

Net loss attributable to common shareholders	9	$(1,210)	$(2,088)

Loss per common share, basic and diluted	9	$(0.06)	$(0.07)

Weighted average number of common shares, basic and diluted	9	21,420,697	29,217,976

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the three–month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
BALANCE, January 01, 2020	—	$—	21,370,280	$21	$75,154	$(43,175)	$32,000
Issuance of common stock under the promissory note	—	—	50,188	—	57	—	57
Adoption of credit loss receivable accounting policy adjustment	—	—	—	—	—	(9)	(9)
Net loss	—	—	—	—	—	(1,210)	(1,210)
BALANCE, March 31, 2020	—	$—	21,420,468	$21	$75,211	$(44,394)	$30,838

BALANCE, January 01, 2021	181,475	$—	21,962,881	$22	$79,692	$(50,155)	$29,559

Issuance of common stock under the PIPE, net	—	—	14,285,715	14	23,129	—	23,143
Issuance of common stock under the promissory note	—	—	64,446	—	57	—	57
Common stock from conversion of warrants	—	—	144,500	—	202	—	202
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	720,423	1	(1)	—	—
Series A Convertible Preferred Shares dividends	—	—	—	—	—	(82)	(82)
Net loss	—	—	—	—	—	(2,003)	(2,003)
BALANCE, March 31, 2021	141,186	$—	37,177,965	$37	$103,079	$(52,240)	$50,876

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the three–month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2021

Cash flows from operating activities:
Net loss	$(1,210)	$(2,003)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,095	1,091
Amortization of special survey costs	49	101
Amortization of financing costs	99	62
Loss from debt extinguishment	—	458
Gain from financial derivative instrument	(2)	—
Gain on sale of vessel, net	(7)	—
Changes in assets and liabilities:
Inventories	(123)	195
Trade accounts receivable, net	114	320
Prepayments and other assets	88	(11)
Special survey cost	(119)	—
Trade accounts payable	(847)	(347)
Due to related parties	(5,859)	628
Hire collected in advance	(960)	(726)
Accrued and other liabilities	118	81
Net cash used in operating activities	$(7,564)	$(151)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—
Ballast water treatment system installation	(56)	—
Net cash provided by investing activities	$13,141	$—

Cash flows from financing activities:
Proceeds from long-term debt	—	17,000
Repayment and prepayment of long-term debt	(6,449)	(24,830)
Gross proceeds from issuance of common stock	—	25,000
Common stock offerings costs	(11)	(1,737)
Proceeds from conversion of warrants into common shares	—	202
Preferred stock dividends paid	—	(82)
Payment of financing costs	—	(376)
Net cash (used in) / provided by financing activities	$(6,460)	$15,177

Net (decrease) / increase in cash and cash equivalents and restricted cash	(883)	15,026

Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037

Cash and cash equivalents and restricted cash at the end of the period	$4,293	$19,063

F-5

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows – Continued

For the three–month periods ended March 31, 2020 and 2021

(Expressed in thousands of U.S. Dollars)

SUPPLEMENTAL INFORMATION:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Cash paid for interest	$1.143	$975
Non-cash financing activities – issuance of common stock under the promissory note	57	57
Unpaid portion for common stock offering costs	46	121

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of March 31, 2021, Pyxis owned 100% ownership interest in the following five vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);

●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);

●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and

●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” collectively with Secondone, Thirdone, Fourthone, Seventhone, and Eighthone the “Vessel-owning companies”).

At March 31, 2021, Pyxis also owned 100% ownership interest in the following non-vessel owning companies:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel Pyxis Delta that was sold to an unaffiliated third party on January 13, 2020 and,

●	Maritime Technologies Corp., established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2021. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2021 (the “2020 Annual Report”).

Revenues for the three-month periods ended March 31, 2020 and 2021, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Three Months Ended March 31,
	2020	2021
A	55%	54%
B	-	12%
C	14%	-
D	14%	-
Total	83%	66%

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that are presented in the accompanying interim condensed consolidated statement of cash flows for the three-month periods ended March 31, 2020 and 2021.

	March 31, 2020	March 31, 2021
Cash and cash equivalents	$475	$16,613
Restricted cash, current portion	618	—
Restricted cash, net of current portion	3,200	2,450
Total cash and cash equivalents and restricted cash	$4,293	$19,063

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information: -Continued:

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of March 31, 2021, the Company had a working capital surplus of $9,675, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain. During the three months ended March 31, 2021, the COVID-19 pandemic did not have a significant adverse impact on the Company’s results of operations however the outbreak presents some uncertainty and risk with respect to the Company and its performance and financial results.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of March 31, 2021, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher dry-docking costs. However, many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

As of June 30, 2021, Mr. Valentis beneficially owned 18,688,919 shares or approximately 48.8% of the Company’s common stock.

2. Significant Accounting Policies:

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report. There have been no material changes to these policies in the three-month period ended March 31, 2021, except as discussed below:

Recent Accounting Pronouncements – Not Yet Adopted:

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provides guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this principle on the Company’s consolidated financial statements.

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties:

The following transactions with related parties occurred during the three–month periods ended March 31, 2020 and 2021.

(a) Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive loss:

	Three Months Ended March 31,
	2020	2021
Included in Voyage related costs and commissions
Charter hire commissions	$84	$66

Included in Management fees, related parties
Ship-management Fees	181	149

Included in General and administrative expenses
Administration Fees	406	402

Total	$671	$617

As of December 31, 2020 and March 31, 2021, the balances due from Maritime were $2,308 and $1,680, respectively and are included in Due from related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62%, and, 0.26% respectively, in line with the average inflation rate of Greece for 2018 and 2019. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees effective January 1, 2021, which will remain, for the particular calendar year, as per the previous year.

(b) Maritime Investors Corp.:

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% was to be paid in cash and 4.5% was to be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, could continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

The existing unsecured Amended and Restated Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment of $1 million in principal, b) conversion of $1 million of principal into restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of the first quarter of 2021 press release, and c) the remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, payable quarterly in cash.

Pursuant to the above, on June 17, 2021, the Company paid $1 million of the loan principle to Maritime Investors plus accrued interest (up to and including June 16, 2021) and, an additional $1 million of the loan principal was converted into 1,091,062 restricted common shares of the Company, computed at the volume weighted average closing share price for the 10 day period from June 3 to June 16, 2021.

Interest charged on the Amended & Restated Promissory Note for the three months ended March 31, 2020 and 2021, amounted to $112 and $111, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statements of comprehensive loss. Out of the total interest charged on the Amended & Restated Promissory Note during the three month period ended March 31, 2021, $56 has been paid in cash and the remaining $55 has been settled in common shares. Of the amount settled in common shares, the amount of $55 were settled in April 2021.

At March 31, 2021, the balance of the promissory amounted to $5,000 of which, $1,000 is included under current liabilities while the balance of $4,000 is included under non-current liabilities in the accompanying consolidated balance sheet.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	March 31, 2021
Lubricants	$348	$371
Bunkers	333	115
Total	$681	$486

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$109,209	$(25,435)	$83,774
Depreciation	-	(1,091)	(1,091)
Balance March 31, 2021	$109,209	$(26,526)	$82,683

All of the Company’s vessels have been pledged as collateral to secure the loans discussed in Note 7.

On December 11, 2019, the Company entered into an agreement with a third-party to sell the vessel. On January 13, 2020, pursuant to the sale agreement that the Company entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were $13,197, of which, $5,674 was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7,523 for the repayment of the Company’s liabilities to Maritime and obligations to its trade creditors.

6. Deferred Charges, net:

The movement in deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance, January 1, 2021	$1,594
Amortization of special survey costs	(101)
Balance, March 31, 2021	$1,493

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

6. Deferred Charges, net: – Continued:

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive loss.

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2020 and March 31, 2021, are analyzed as follows:

Vessel (Borrower)	December 31, 2020	March 31, 2021

Northsea Alpha (Secondone)	$3,290	$3,190
Northsea Beta (Thirdone)	3,290	3,190
Pyxis Malou (Fourthone)	8,730	8,400
Pyxis Theta (Seventhone)	14,950	14,650
Pyxis Epsilon (Eighthone)	24,000	17,000
Total	$54,260	$46,430
Current portion	$3,410	$4,640
Less: Current portion of deferred financing costs	(155)	(187)
Current portion of long-term debt, net of deferred financing costs, current	$3,255	$4,453
Long-term portion	$50,850	$41,790
Less: Non-current portion of deferred financing costs	(519)	(365)
Long-term debt, net of current portion and deferred financing costs, non-current	$50,331	$41,425

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

As of March 31, 2021, each of Secondone’s and Thirdone’s outstanding loan balance, amounting to $3,190, is repayable in 8 remaining quarterly installments of $100 each, the first falling due in April 2021, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023. As of March 31, 2021, the outstanding balance of Fourthone loan of $8,400 is repayable in 8 remaining quarterly installments amounting to $3,000, the first falling due in April 2021, and the last installment accompanied by a balloon payment of $5,400 falling due in February 2023. The first four installments, amounting to $360 each followed by four amounting to $390 each. The loan bears interest at LIBOR plus a margin of 4.65% per annum.

On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with the new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. As of March 31, 2021, the outstanding balance of the Seventhone loan of $14,650 is repayable in 18 consecutive quarterly installments of $300 each, the first falling due in April 2021, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025.

On September 27, 2018, Eighthone entered into a new $24,000 loan agreement with Entrust Global Permal, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The facility had a maturity in September 2023 and was secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The loan facility had an interest rate of 11% of which 1.0% could be paid as PIK interest per annum for the first two years and 11.0% per annum thereafter and incurred fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortized in quarterly installments equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. On March 4, 2021, Eighthone Corp., the owner of the Pyxis Epsilon, entered into a Third Amendment with Wilmington Trust, as Agent, to modify two loan covenants. The Minimum Liquidity amount would remain at $500 through 2021 and increased to $750 thereafter until maturity. The Minimum Security Cover remained at 115% of the outstanding loan ($24,000) through 2021 and would increase to 125% thereafter. All other terms and conditions remained in full force and effect.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt: - Continued:

On March 30, 2021, the Company completed the refinancing of the Entrust Global Permal loan facility of $24,000, with a $17,000 million loan secured by the Pyxis Epsilon from Alpha Bank and available cash of $7,000. The refinancing was deemed as an extinguishment of the Entrust Permal loan facility pursuant to ASC 470-50. As such, the difference between the requisition price and the carrying amount of the loan facility, comprising of an early repayment fee of $240 and unamortized deferred finance costs of $218, in aggregate $458, were recognized as “Loss from debt extinguishment” in the accompanying statement of comprehensive loss for the three month period ended March 31, 2021.

As of March 31, 2021, the outstanding balance of Eighthone loan with Alpha Bank amounted to $17,000, and is repayable in 20 quarterly installments of $300 each, the first falling due in June 2021, and the last installment accompanied by a balloon payment of $11,000 falling due in March 2026. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants of the Eightone loan include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal.

Covenants:

●	The Company undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the Company’s total liabilities to total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of March 31, 2021, the requirement was met as such ratio was 49%, or 26% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of the Pyxis or any share therein or the Pyxis Epsilon, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

Amounts presented in Restricted cash, current and non-current in the consolidated balance sheet are related to minimum cash requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after March 31, 2021, are as follows:

To March 31,	Amount
2022	$4,640
2023	14,940
2024	2,400
2025 and thereafter	24,450
Total	$46,430

The Company’s weighted average interest rate (including the margin) for the three months ended March 31, 2020 and 2021, was 8.21% and 7.31%, including the Amended & Restated Promissory Note discussed in Note 3, respectively.

As of March 31, 2021, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2020 and March 31, 2021, the Company had a total of 21,962,881 and 37,177,965 common shares, respectively. The Company had 181,475 and 141,186 Series

A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and March 31, 2021, respectively with a par value of $0.001 per share.

Since January 1, 2021 through March 31, 2021, an aggregate of 40,289 of Series A Convertible Preferred Shares were converted into 720,423 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares. The Company received $0.2 million from the Warrant exercise. The Company’s Series A Convertible Preferred Shares outstanding balance decreased from 181,475 on December 31, 2020 to 141,186 on March 31, 2021. Furthermore, as of December 31, 2020 and March 31, 2021, the outstanding Warrants amounted to 1,735,040 and 1,590,540, excluding non-tradeable underwriter’s warrants, respectively. There were no further conversions after the quarter end and to the date of these consolidated financial statements.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: – Continued:

During the months of January through June 2021, the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated $83 in the first quarter ended March 31, 2021 and $68 in the second quarter ended June 30, 2021.

On January 4, 2021 and April 2, 2021, following the second amendment to the Promissory Note the Company issued 64,446 and 47,827, common shares respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end as discussed in note3.

On February 24, 2021, the Company announced that it had closed definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25,000 before deducting placement offering expenses. The Company issued 14,285,715 shares of common stock at a price of $1.75 per share. The Company used a portion of the net proceeds from the equity offering for the repayment of the Entrust Permal loan facility (see Note 7) and will use some of the remaining proceeds for the vessel acquisition mentioned below in Note 14. The securities offered and sold by the Company in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Common stock par value and additional paid in capital increased by $14 and $23,129, respectively from the issuance of common stock under the mentioned Private Investment in Public Equity (‘‘PIPE’’).

As of March 31, 2021, the Company had 37,177,965 issued and outstanding common shares, 141,186 Series A Preferred Shares and 1,590,540 warrants (exclusive of underwriter’s warrants (which are not exercisable for a period of 180 days from the effective date of the applicable registration statement) of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per common share, respectively, and 2,000 Series A Preferred Shares at an exercise price of $24.92 per share). As of that date, Mr. Valentis beneficially owned 17,592,857 or approximately 47.3% of our outstanding shares.

9. Loss per Common Share:

	Three Months Ended March 31,
	2020	2021
Net loss available to common stockholders	$(1,210)	$(2,088)

Weighted average number of common shares, basic and diluted	21,420,697	29,217,976

Loss per common share, basic and diluted	$(0.06)	$(0.07)

As of December 31, 2020 and March 31, 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method.

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, trade accounts payable and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report and, hence, the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions that are considered in the Company’s investment strategy. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the consolidated balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements: - Continued:

Fair value: The Management has determined that the fair values of the assets and liabilities as of March 31, 2021, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$16,613	$16,613
Trade accounts receivable	$343	$343
Trade accounts payable	$3,429	$3,429
Long-term debt with variable interest rates, net	$46,430	$46,430
Promissory note with non-variable interest rate*	$5,000	$5,246

* As at March 31, 2021, the carrying value and the theoretical fair value of the promissory note was $5,000 and $5,246, respectively.

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the three months ended March 31, 2020 and 2021. As of December 31, 2020 and March 31, 2021, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive loss. Information on the location and amount of derivative fair value in the consolidated balance sheets and loss from financial derivative instrument in the unaudited interim consolidated statements of comprehensive loss is shown below:

Consolidated Balance Sheets – Location	December 31, 2020	March 31, 2021
Financial derivative instrument – Other non-current assets	$-	$-

Consolidated Statements of Comprehensive Loss – Location	March 31, 2020	March 31, 2021
Financial derivative instrument – Fair value at the beginning of the period	$3	$-
Financial derivative instrument – Fair value as at period end	-	-
Gain from financial derivative instrument	$3	$-

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

11. Commitments and Contingencies:

Minimum contractual charter revenues: Future minimum lease payments, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of March 31, 2021, expiring through March 31, 2022, amount to $3,835.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12. Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	Three Months Ended March 31,
	2020	2021
Interest on long-term debt (Note 7)	$1,107	$968
Interest on promissory note (Note 3)	112	111
Amortization of financing costs	99	62
Total	$1,318	$1,141

13. Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

The following table presents the Company’s revenue disaggregated by revenue source for the three-month periods ended March 31, 2020 and 2021:

	March 31, 2020	March 31, 2021
Revenues derived from spot charters, net	$2,957	$1,775
Revenues derived from time charters, net	3,678	3,467
Revenues, net	$6,635	$5,242

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at March 31, 2021 and December 31, 2020:

	December 31, 2020	March 31, 2021
Accounts receivable trade from spot charters	$672	$327
Accounts receivable trade from time charters	-	25
Total	$672	$352

As of December 31, 2020, the deferred revenue of $726, reported under Hire collected in advance in the Consolidated Balance Sheets, related solely to time charter revenues.

14. Subsequent Events:

Issuance of shares: On April 2, 2021, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 47,827 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the quarter end.

Vessel acquisition: On April 29, 2021, the Company announced that it had entered into a definitive agreement with an unaffiliated third party to purchase a medium range product tanker of approximately 47,000 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase price of $20 million is expected to be funded by a combination of bank debt and cash. On July 9, 2021, the Company signed a loan agreement with a European bank to provide a $13.5 million secured loan which is repayable over seven years. The facility is priced at Libor plus 4.8%. The Company has posted a $3 million deposit. It is anticipated that the acquisition of the vessel, which is subject to customary closing conditions, will be completed by mid - July 2021. TENTHONE CORP. (“Tenthone”) a wholly-owned subsidiary of Pyxis, was formed on April 22, 2021, under the laws of the Republic of the Marshall Islands, to acquire and operate the above vessel.

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

14. Subsequent Events: - Continued:

Minimum Bid Price Requirement: On June 18, 2021 the Company announced that it received a deficiency notice from The NASDAQ Stock Market, Inc. (“Nasdaq”), on June 16, 2021, stating that, for a period of 30 consecutive business days, the Company’s common shares closed below the minimum bid price of $1.00 per share as required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Company has until December 13, 2021, to regain compliance with the Minimum Bid Price Requirement. If at any time during this period, the closing bid price of the Company’s common shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide confirmation of the Company’s compliance with the Minimum Bid Price Requirement and the matter will be closed. If the Company does not regain compliance during the initial compliance period, it may be eligible for an additional 180 calendar day compliance period. In order to qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during such compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s common shares will be subject to delisting by Nasdaq. The Company is currently reviewing options to meet the requirements for continued listing on Nasdaq. This notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with the exchange. During this time, the Company’s common shares will continue to be listed and trade on the Nasdaq.

Amendment to Seventhone Loan: On June 25, 2021, Seventhone Corp., the owner of the Pyxis Theta, entered into a First Supplemental Letter to the loan agreement with Alpha Bank, as Agent, to modify clause 6.1 (n) of continuing representations and warranties. Under the amended clause, no change shall be made directly or indirectly in the ownership, including beneficial ownership, of Pyxis whereby less than 20% of the shares and voting rights in Pyxis are held by entities affiliated with Mr. Valentis, the Company’s r Chief Executive Officer. All other terms and conditions shall remain in full force and effect.

Dividend payment: During April to June 2021, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares. Similarly, on July 2, 2021, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of July, 2021. The cash dividend will be payable on July 20, 2021, to holders of record as of July 13, 2021.

F-16